Kenneth J. Rollins (858) 550-6136 krollins@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

October 11, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Jeffrey P. Riedler, Assistant Director

Re:                             Xencor, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted September 11, 2013

CIK No. 0001326732

Dear Mr. Riedler:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Xencor, Inc. (the “Company”), is a registration statement on Form S-1 (“Registration Statement”).  The Registration Statement updates the Company’s confidential draft registration statement on Form S-1 (the “Confidential Draft Registration Statement”) submitted confidentially to the Securities and Exchange Commission (the “Commission”) on September 11, 2013.  The copy of the Registration Statement that is enclosed with the paper copy of this letter is marked to show changes from the Confidential Draft Registration Statement.

The Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 7, 2013 with respect to the Confidential Draft Registration Statement (the “Comment Letter”).  The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.  Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

General

1.              Please note that where we provide examples or references to portions of your filing to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

Response:  The Company acknowledges the Staff’s comment and has made appropriate changes throughout the Registration Statement.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

2.              Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response:  The Company acknowledges the Staff’s comment, has filed certain additional exhibits with the Registration Statement, and will file the remaining exhibits as promptly as possible.

3.              Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any graphic, visual or photographic information in the printed prospectus other than the Company’s logo which currently appears on the cover page of the Registration Statement and the other graphics that are presently included in the Registration Statement.  If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus, it will provide proofs to the Staff prior to its use.

4.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Company respectfully advises the Staff that it will provide copies of all such communications to the Staff under separate cover.

5.              We note that you submitted a confidential treatment request on September 12, 2013. We will provide any comments in relation to any such confidential treatment request and the related disclosure in a separate comment letter.

Response:  The Company acknowledges the Staff’s comment.

Cover Page

6.              We note your statement here that you have applied for listing on the NASDAQ Global Market. However, you state in a risk factor on page 32 that your stock has been approved for listing on the NASDAQ Global Market. Please revise your prospectus to clarify whether your application to list your stock has been approved.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure in the risk factor on page 32.

Risk Factors

If we experience delays or difficulties in the enrollment of patients…, page 15

7.              To the extent you have experienced any delays or difficulties in enrollment in your clinical trials to date, please revise this risk factor to include a brief description of those delays or difficulties.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure in the risk factor on page 16 to identify the only significant delay or difficulty in enrollment that the Company has experienced to date.

We rely on third parties to manufacture supplies…, page 21

8.              The caption of this risk factor does not identify the risks associated with:

•                  your dependence on technology licensed from Catalent for production of XmAb5871 and your anticipated need to renegotiate a license for that technology if and when you move to another manufacturer; or

•                  the need to store cells in cell banks.

Please move the discussion of each of these risks into its own appropriately captioned risk factor.

Response:  The Company acknowledges the Staff’s comment and has moved the discussion of these risks into separate, independently captioned risk factors on pages 16-17 and 22-23.

If we are unable to obtain, maintain and enforce intellectual property protection covering our products…, page 23

9.              Please advise us whether the recent decision of the U.S. Supreme Court on the patentability of genes and genetic material could affect the enforceability of any of your patents or the viability of any of your patent applications. If so, please provide appropriate risk factor disclosure including identification of any of your licensed or owned patents that may be vacated or adversely affected by the decision.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the recent U.S. Supreme Court decision in Association for Molecular Pathology v. Myriad Genetics, 569 U.S. 12-398 (2013), on the patentability of genes and genetic material does not affect the enforceability of any of the Company’s patents or the viability of any of the Company’s patent applications.

We are subject to competition for our skilled personnel…, page 28

10.       Please revise this risk factor to identify any key personnel other than your executive officers.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the Company has no “key personnel” other than its executive officers.  The Company has revised the language on page 29 to more clearly describe the applicable risk.

Use of Proceeds, page 42

11.       Please disclose to what stage of development the expenditure of such funds is expected to bring each of the two indicated pipeline products.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 42.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Accrued Research and Development Expenses, page 61

12.       Your disclosure on page 55 states that you monitor patient enrollment levels and related activity to the extent reasonably possible and adjust estimates accordingly. Please revise to disclose how accurate these estimates have been in the past and how much the estimate has changed in the past. Please refer to Section 501.14 of the Financial Reporting Codification pursuant to FR-72.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on pages 55-56.

Stock Based Compensation

Common Stock Fair Value, page 63

13.       Please revise to disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented. Also include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that it will provide the requested disclosures once it has determined and disclosed an estimated offering price.

Common Stock Valuation Methodologies, page 63

14.       You disclose that you have used a variety of methodologies to estimate the enterprise value, including market multiple, initial public offering value, sales value and income approaches. Please revise to clarify the methods and the significant assumptions used to estimate enterprise value at each valuation date and why that methodology was appropriate at that time.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on pages 64-65.

December 18, 2009 Valuation, page 64

15.       Please revise your disclosure to explain why it is appropriate for you to rely on the apparent internal valuation analysis as of December 18, 2009 to determine the enterprise fair value and then allocate enterprise value to the various classes of securities for each grant date from August 2010 through September 2012. Also explain to us why you chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on pages 65-66.

August 15, 2013 Valuation, page 66

16.       Please revise your disclosure to clarify if the estimated value of your common stock using PWERM was reduced by a discount to account for a lack of marketability. If so, disclose the amount of the discount, how the discount was determined and why this discount was appropriate at this date. In addition, disclose the nature of the alternative exit strategies and the percentage weight given to each.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 67.

Contractual Obligations and Commitments, page 72

17.       As noted in Item 303(a)(5) of Regulation S-K the tabular presentation may be accompanied by footnotes to describe provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of the registrant’s specified contractual obligations. Please revise to disclose the nature of the purchase obligations included in the table of contractual obligations.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 73.

Business

Lead XmAb Product Candidates, 81

18.       We note your reference in the table on page 81 to Phase 2 trials for other indications and Phase 3 clinical trials of XmAb5574/MOR208. Please revise your disclosure to explain briefly whether you have current plans for such trials.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure in the table on page 82 and elsewhere in the Registration Statement to disclose the Company’s further clinical development plans and to disclose that further clinical development of XmAb5574/MOR208 is controlled by MorphoSys.

Strategic Alliances and Commercial Agreements

Collaboration and Option Agreement with Amgen, page 97

19.       Please expand your description of your agreement with Amgen to specify:

•                  The amount of the option exercise fee;

•                  The amount of the minimum annual royalty; and

•                  The expected date of expiration of the last-to-expire applicable patent.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the Company has previously disclosed the range of the potential tiered royalties within a ten percent range as well as the initial upfront payment and the aggregate amount of potential milestone payments, in each case on page 98 of the Registration Statement. The Company respectfully advises the Staff that the amounts of the option exercise fee and minimum annual royalty are confidential and proprietary information for which the Company has requested confidential treatment.  The option exercise fee and the minimum annual royalty are highly negotiated terms and they are the type of information that is typically maintained as confidential and proprietary in the biotechnology industry in which the Company operates. For that reason, together with the other reasons more specifically set forth in the Company’s request for confidential treatment dated September 11, 2013 (the “CTR”), the Company believes that disclosing more specific option fee and royalty information than the information already set forth in the Registration Statement would cause the Company and Amgen to suffer significant competitive injury.

The Company respectfully advises the Staff that the Company has not disclosed the expected date of expiration of the last-to-expire applicable patent because such date is not currently ascertainable, and any additional information that the Company could currently provide would be based upon a number of hypothetical assumptions and would not materially enhance an investor’s understanding of the terms of the agreement.  On page 98 of the Registration Statement, the Company disclosed that Amgen’s royalty obligations continue on a product-by-product and country-by-country basis until the later to occur of the expiration of the last-to-expire valid claim in a licensed patent covering the applicable product in such country, or 10 years after the first commercial sale of such product in such country.  Currently, no products or countries have been specifically identified and some of the potential patents that may trigger the royalty term may not yet be determined. As a result, it is not possible for the Company to determine the last-to-expire valid claim in a licensed patent with respect to a currently unknown product in a currently unknown country.  The Company has provided expiration date information related to its current patent portfolio in the section of the Registration Statement entitled “Business — Intellectual Property.”

Collaboration and License Agreement with MorphoSys, page 98

20.       Please expand your description of your agreement with MorphoSys to specify:

•                  The expected date of expiration of the last-to-expire applicable patent; and

•                  The amount or portion of MorphoSys’s development costs you would be required to reimburse in the event MorphoSys grants you a post-termination license.

Response:  Similar to the Company’s response to Comment 19 above, the Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not disclosed the expected date of expiration of the last-to-expire applicable patent because such date is not currently ascertainable, and any information that the Company could currently provide would be based upon a number of hypothetical assumptions and would not materially enhance an investor’s understanding of the terms of the agreement.  On page 99 of the Registration Statement, the Company disclosed that MorphoSys’ royalty obligations continue on a country-by-country and licensed product-by-licensed product basis until the later to occur of the expiration of the last valid claim in the licensed patent covering a licensed product in such country, or 11 years after the first sale of a licensed product following marketing authorization in such country. Currently, no licensed products or countries have been specifically identified and some of the potential patents that may trigger the royalty term may not yet be determined.  As a result, it is not possible for the Company to determine the expiration of the last valid claim in a licensed patent with respect to a currently unknown product in a currently unknown country.  The Company has provided expiration date information related to its current patent portfolio in the section of the Registration Statement entitled “Business — Intellectual Property.”

The Company respectfully advises the Staff that the amount or portion of MorphoSys’ development costs that the Company would be required to reimburse in the event MorphoSys grants the Company a post-termination license is confidential and proprietary information for which the Company has requested confidential treatment pursuant to the CTR.  The portion of MorphoSys’ development costs that the Company would be required to reimburse is a highly negotiated term and it is the type of information that is typically maintained as confidential and proprietary in the biotechnology industry in which the Company operates.  For that reason, together with the other reasons more specifically set forth in the CTR, the Company believes that disclosing more specific information about the amount or portion of MorphoSys’s development costs that the Company would be required to reimburse in the event MorphoSys grants the Company a post-termination license would cause the Company and MorphoSys to suffer significant competitive injury.

Collaboration Agreement with Boehringer Ingelheim, page 99

21.       Please expand your description of your agreement with BI to specify:

•                  the outside date that payments to BI become due; and

•                  the amount of the technology access fee payable in the event you pursue the products without BI.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 100 of the Registration Statement to include information regarding the outside date that payments to BI become due.  The Company respectfully advises the Staff that the amount of the technology access fee is highly negotiated, confidential and proprietary information for which the Company has requested confidential treatment pursuant to the CTR.  For that reason, together with the other reasons more specifically set forth in the CTR, the Company believes that disclosing more specific information regarding the technology access fee than the information already set forth in the Registration Statement would cause the Company and BI to suffer significant competitive injury.

Option and License Agreement with Alexion, page 99

22.       Please expand your description of your agreement with Alexion to specify:

•                  The amount of the extension fee;

•                  The range of royalties within ten percent to be paid by Alexion;

•                  The amount of the option fee;

•                  The amount of the annual fee; and

•                  The expected date of expiration of the last-to-expire applicable patent.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the range of royalties within ten percent to be paid by Alexion is disclosed on page 101 of the Registration Statement.  On page 101 of the Registration Statement, the Company discloses that Alexion must pay royalties based on a percentage of net sales of such products sold by Alexion, its affiliates or its sublicesees, which percentage is in the low single digits. In addition, on page 101 of the Registration Statement, the Company has disclosed the exact amount of the upfront payment, the aggregate amount of potential milestone payments and the range of royalties within ten percent to be paid by Alexion.

The Company respectfully advises the Staff that the amounts of the extension fee, option fee and annual fee are confidential and proprietary information for which the Company has requested confidential treatment pursuant to the CTR.  These amounts are highly negotiated terms and they are the type of information that is typically maintained as confidential and proprietary in the biotechnology industry in which the Company operates.  For that reason, together with the other reasons more specifically set forth in the CTR, the Company believes that disclosing more specific extension fee, option fee and annual fee information than the information already set forth in the Registration Statement would cause the Company and Alexion to suffer significant competitive injury.

The Company respectfully advises the Staff that the Company has not disclosed the expected date of expiration of the last-to-expire applicable patent because such date is not currently ascertainable, and any additional information that the Company could currently provide would be based upon a number of hypothetical assumptions and would not materially enhance an investor’s understanding of the terms of the agreement.  On page 101 of the Registration Statement, the Company disclosed that Alexion’s royalty obligations continue on a product-by-product and country-by-country basis until the expiration of the last-to-expire valid claim in a licensed patent covering the applicable product in such country.  Currently, no products or countries have been specifically identified and some of the potential patents that may trigger the royalty term may not yet be determined.  As a result, it is not possible for the Company to determine the last-to-expire valid claim in a licensed patent with respect to a currently unknown product in a currently unknown country.  The Company has provided expiration date information related to its current patent portfolio in the section of the Registration Statement entitled “Business — Intellectual Property.”

Development and Manufacturing Services Agreement with Catalent, page 100

23.       Please expand your description of your agreement with Catalent to specify:

•                  The material terms of your options to license Catalent’s technology, including the amounts of material payments (including any upfront and annual license payments,

and aggregate amount of potential milestone payments), any other material rights and obligations of the parties, and the duration of the potential license(s); and

•                  That the agreement will remain in effect unless and until terminated.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the material terms of the Company’s option to license Catalent’s technology beyond what is already disclosed is confidential and proprietary information for which the Company has requested confidential treatment.  On page 102 of the Registration Statement, the Company disclosed a fully-negotiated agreement with Catalent relating to the Company’s GPEx-derived cell line sale agreement with Catalent pursuant to which the Company purchased a cell line developed by Catalent under the agreement.  Alternatively, because the Company has not negotiated the terms of a final license with Catalent for other cell lines, including the cell line for XmAb5871, and because the Company has not identified alternate manufacturers for any such cell lines, disclosure of this confidential information would hinder the Company’s ability to negotiate with Catalent and with future manufacturers and the Company would suffer competitive injury if its competitors had access to the material terms relating to the amount of payments, material rights and obligations of the parties and the duration of the potential license(s). For that reason, together with the other reasons more specifically set forth in the CTR, the Company believes that disclosing more specific information regarding the material terms of the Company’s option to license Catalent’s technology would cause the Company to suffer significant competitive injury.

The Company has revised the disclosure on page 102 of the Registration Statement to include a statement that the agreement will remain in effect unless and until terminated.

Technology Licenses, page 101

24.       Please revise your prospectus to include a description in the Business section of the material ongoing terms of each of the following agreements, including the amounts of material payments (including any annual license renewal payments, option exercise fees, milestone payments, and royalty rates), any other material rights and obligations of the parties, and the duration and termination provisions:

•                  Your 2007 research license and collaboration agreement with BI;

•                  Your 2009 research license and option agreement with Janssen Research & Development, LLC;

•                  Your 2009 research and collaboration agreement and 2013 agreement with CSL Limited; and

•                  Your 2013 license agreement with Merck.

In addition, please file a copy of each agreement as an exhibit to your registration statement.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not included a description of the aforementioned agreements in the Business section because it has determined that none of the current technology licenses referenced in the Staff’s comment are material to the Company’s business.  The Company’s conclusion that none of the current arrangements are material to the Company’s business is based on the Company’s determination that (a) the agreements with such third parties are not exclusive agreements, (b) the amount of expenditures and revenues involved in these technology licenses are not substantial or material to the Company’s business and (c) the Company could replace any of these technology licenses on a timely basis without a material impact on its business.  Based on the Company’s determination that the aforementioned agreements are not material to the Company’s business, as evaluated in accordance with Item 601(b)(10)(i) and (ii) of Regulation S-K, the Company respectfully advises the Staff that the Company desires not to file these agreements as exhibits to the Registration Statement.

Intellectual Property, page 102

25.       Please expand your discussion of your patents to disclose:

•                  How many of your material patents you own and how many are licensed from third parties;

•                  The number of material U.S. composition of matter patents covering your lead product candidates that you expect to expire between 2027 and 2030;

•                  The expiration dates for the 20 U.S. patents covering your XmAb technology platform that you reference in the risk factor on page 23; and

•                  The expiration dates and jurisdiction(s) of any other material patents.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 103.  The Company advises the Staff that it has not included disclosure regarding the number of material patents that are licensed from third parties because it has determined that none of its in-licensed patents are material.  On page 103 of the Registration Statement, the Company disclosed the jurisdiction and range of expiration dates to cover all of its material patents and the Company separately disclosed the jurisdiction and range of expiration dates of its U.S. composition of matter patents covering its lead product candidates, which are the material composition of matter patents.

Executive and Director Compensation

Annual Base Salary, page 125

26.       Please revise the footnote to the table at the top of page 125 to state, if correct, that you paid Dr. Foster $277,000 in fees during 2012, as reflected in footnote 4 to the Summary Compensation Table on page 124.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 125.

Financial Statements

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Collaborative Research and Licensing Agreements, page F-10

27.       Please revise to disclose each individual milestone and the related contingent consideration for each agreement including a determination whether each milestone is considered substantive as required by ASC 605-28-50-2. At a minimum, disclose potential future milestones by category for each indication, i.e. completion of development activities, regulatory approval, and achievement of product sales. This comment also applies to your disclosure of new agreements in the interim financial statements.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-10-F-14 and F-41-F-42.

9. Restatement of Financial Statements, page F-29

28.       It appears that the restated deferred revenue balance should be $12,177 and not $2,177. Please revise or explain to us why your tabular disclosure does not cross-foot.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page F-30 to reflect that the correct balance should be $12,177.

Condensed Balance Sheet, page F-30

29.       Please revise to present a December 31, 2012 balance sheet alongside your interim balance sheet as of June 30, 2013.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page F-31.

Notes to Financial Statements (unaudited)

3. Series A-1 Preferred Stock Financing and Note Conversion Agreement, page F-35

30.       Please revise your disclosure to explain what a “pay to play” provision is under the mandatory conversion feature surrounding the conversion from Series A-1 to Series A-2 preferred stock and any specific accounting treatment for this provision.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on pages 57, F-28 and F-37. The Company deleted the phrase “pay to play” because the disclosure already adequately describes the mandatory conversion feature.

31.       Tell us and disclose the business purpose surrounding the conversion of all of the outstanding shares of Preferred Series A-E to Series A-1 preferred as well as the conversion of certain of the Series A-1 to Series A-2 preferred shares.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page F-37.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits, page II-4

32.       Please file a copy of the following as exhibits to your registration statements:

•                  The form of lock-up agreement

•                  Your 2012 cross-license agreement with MedImmune, LLC.

Response:  The Company respectfully advises the Staff that the form of lock-up agreement will be filed as an exhibit to the Underwriting Agreement to be filed as Exhibit 1.1 with a subsequent amendment to the Registration Statement.  The Company has filed a redacted version of the 2012 Cross-License Agreement with MedImmune, LLC as Exhibit 10.26 to the Registration Statement.  The Company has requested confidential treatment for certain portions of such agreement pursuant to a confidential treatment request sent under separate cover to the Staff on even date herewith.

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The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6136.  Thank you.

Sincerely,

Cooley LLP

/s/ Kenneth J. Rollins, Esq.
Kenneth J. Rollins, Esq.

cc:                                Bassil I. Dahiyat, Ph.D., Xencor, Inc.

Thomas A. Coll, Esq., Cooley LLP